Emo Capital Corp.

115 He Xiang Road, Bai He Village, Qing Pu,

Shanghai, China, 200000

Tel 949 419 6588

Emocapitalcorp@gmail.com

March 4, 2015

Via Edgar Submission

Mr. Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Re: Emo Capital Corp.

Form 10-K for the Fiscal Year Ended July 31, 2014

Filed October 16, 2014

File No. 000-54291

Dear Mr. Gilmore:

We are in receipt of your comment letter dated February 20, 2015, regarding Emo Capital Corp.’s October 16, 2014 Form 10-K filings. As discussed with Ms. Eiko Yaoita Pyles, we are requesting an additional 10 business days to respond. As a result, we will submit our response letter by March 18, 2015.

Very truly yours,

/s/ Juanming Fang

Juanming Fang

Chief Executive Officer